Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES SENIOR MANAGEMENT CHANGES

Vancouver, B.C. – May 14, 2008 -- Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) is pleased to announce the following changes to its senior management team.  Effective immediately:

Mr. Steven Busby has been promoted to the position of Chief Operating Officer.  Mr. Busby joined Pan American Silver in 2003 as Sr. Vice President - Project Development.  He lead the construction of the Alamo Dorado mine in Mexico and is currently leading the expansion of the San Vicente mine in Bolivia and the construction of the Company’s eighth mine, Manantial Espejo, in Argentina.  Mr. Busby has over 25 years experience in project development and mine operations and holds a BSc. in Mineral Processing Engineering.  He is also a member of the Montana Tech Metallurgical Engineering Department Advisory Board.

Mr. Andres Dasso has been appointed Sr. Vice President - Mining Operations.  As Country Manager – Peru for Pan American, Mr. Dasso has managed the four mines that comprise the Company’s Peruvian operations since 1995.  He holds a BSc. in Mining Engineering from the University of Missouri and has over 27 years experience in the mining industry.  He is also a member of the Board of Directors of the Peruvian Mining and Petroleum Society (SNMP).

Mr. Joe Phillips has been appointed Sr. Vice President - Project Development.  Mr. Phillips joined Pan American in 2004, initially as General Manager for the Alamo Dorado mine and was later promoted to Country Manager – Mexico, responsible for all of the Company’s Mexican operations.  He holds a BSc. in Geological Engineering from the Colorado School of Mines, and an MBA from the University of South Florida.  Mr. Phillips has over 34 years experience in the mining industry.

Mr. Andrew Pooler has resigned from his position as Sr. Vice President - Mining Operations to pursue other career opportunities.

Geoff Burns, President & CEO commented: “It is a true testament to the depth of knowledge and experience within our Company to be able to readily cover for a departure in senior management by promoting from within.  I am completely confident that Steve, Andres and Joe will continue to deliver on our production targets and growth plans in their new roles.  In fact, the organizational changes that we are announcing today are consistent with our growth and evolution as the world’s leading primary silver producer.  I wish Mr. Pooler the best in his future endeavors and would personally like to thank him for his many contributions to Pan American’s growth and success during his five years with us.”

About Pan American Silver Corp.

Pan American’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its silver production, silver reserves and the cost efficiency of its operations.  The Company has seven operating silver mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in 2008.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
604-684-1175
info@panamericansilver.com